

ISABELLA
BANK
CORPORATION

2023

ANNUAL REPORT

# TABLE OF CONTENTS



# ISABELLA BANK

*Local. Growing. Staying.*

## OUR VISION

To be recognized as the leading independent community bank.

## MISSION STATEMENT

To be the preeminent financial services provider benefiting our customers, shareholders, and employees.

## CORE VALUES

- Demonstrate unwavering integrity
- Community bank focused
- Continued stability and independence
- Exceptional customer service delivered in a personal manner

## EQUAL EMPLOYMENT OPPORTUNITY

Isabella Bank Corporation and its subsidiaries adhere to and support the equal employment opportunity clauses in Section 202 of the Executive Order 11246, as amended; 38 USC 4212, Vietnam Era Veterans Readjustment Act of 1974; Section 503 of the Rehabilitation Act of 1973, as amended; relative to equal employment opportunity and implementing rules and regulations of the Secretary of Labor.

# DEAR SHAREHOLDERS,

*Isabella Bank's 120th year of serving customers and communities was marked by a number of milestones, including the retirement of Jae A. Evans, the election of new executive leadership, and the retirement of two long-serving Board directors.*

Jae Evans, who served as the President and Chief Executive Officer of the Corporation and Chief Executive Officer of Isabella Bank, is a respected, effective, and steady leader, which was especially critical during the last several years of volatility in our nation and specifically in the banking industry. We thank him for his excellent leadership and look forward to his continued contributions on our Board of Directors.

Appointing a President and CEO is one of the Board's most important roles, and your Board was united in electing Jerome E. Schwind, a 24-year Isabella Bank veteran, to succeed Jae, effective on January 5, 2024. Jerome, who had been president of Isabella Bank since 2015, has the experience, vision, and drive to lead this organization. His steadfast focus on customers and communities will guide our continued growth and success.

He is joined in the executive suite by Neil M. McDonnell, who was named by the Board to replace Jerome as Bank President, also effective January 5, 2024. Neil has more than 30 years of banking experience and joined Isabella Bank in 2018 as Chief Financial Officer.

Jerome and Neil are proof of strong succession planning and make a powerful team to lead our bank and its employees. Together, and on your behalf, they and the Board will continue to drive Isabella Bank's reputation as this region's preeminent community bank.

In May 2023, two highly respected directors retired from the Board. Dave Maness had been a member of Isabella Bank's corporate board more than 20 years, serving as chair from 2010 until May 2021. Chuck Hubscher also had served two decades, including chairing the nomination and governance committee.

In closing and on behalf of the Board and you, the shareholders, I thank Jae, Dave, and Chuck for their extraordinary service over a combined 65 years of service to Isabella Bank and congratulate Jerome and Neil on their new executive leadership roles.

Isabella Bank has a long history of strong community banking as well as outstanding community banking leadership. That legacy continues.

Thank you for your continued investment and support.



*Sarah R. Opperman*

**SARAH R. OPPERMAN**
*Board Chair*



# CEO LETTER

*As we close the books on 2023, we wrap up a year that will be remembered in the finance industry for its ongoing increases in interest rates.*

At Isabella Bank Corporation, we will proudly remember our ability to accurately assess the competitive landscape and remain firmly committed to our vision and mission. Despite the challenging economic conditions that prevailed elsewhere, we remained resolute and confidently navigated through the headwinds with ease.

We had a forward-looking plan for the year and a well-constructed budget. Our stable, effective management team — supported by a smart and engaged Board of Directors — adjusted as necessary. And our strong liquidity, combined with the high quality of our expanding loan portfolio, kept us squarely on solid ground.

We moved forward with a fifth location in Saginaw County and a loan and wealth office in Bay City, expanding our service area to eight counties.

We also rebuilt our High Street branch in Mount Pleasant. In each case, we verified the efficacy of our efforts and kept rolling.

All of those factors point to a nimble, dynamic bank that's in business for the long haul, with the balance sheet, systems, and strategic plan to serve its shareholders, customers, and communities exceptionally well.

The year 2023 marked the 120th anniversary of Isabella Bank, with a history built on the shoulders of leaders such as Jae A. Evans, who retired this January as President and Chief Executive Officer of Isabella Bank Corporation and Chief Executive Officer of Isabella Bank. Jae and those before him are esteemed for their banking and business acumen as well as their profound commitment to the residents and businesses of the counties we serve.

Looking forward, the winning banks will be those that deliver a differentiated experience — ensuring customers can bank anywhere, any time, on any device, while also receiving personalized support when needed. Customers and communities must remain part of our value proposition, as Isabella Bank has proven since 1903.

As your new President and CEO, I assure you that shareholder value is a top priority. Neil M. McDonnell, who succeeded me as Bank President, will oversee our presence across the region. He joins me, our entire management team, and our Board of Directors in the determination to deliver the results you expect — regardless of events happening in the world around us.



**JEROME E. SCHWIND**
*President & Chief Executive Officer,*
*Isabella Bank Corporation*
*Chief Executive Officer, Isabella Bank*

# QUESTIONS & ANSWERS

## Jerome E. Schwind
### PRESIDENT & CHIEF EXECUTIVE OFFICER

*Jerome shares insights about Isabella Bank's strengths, staying power, and formula for success.*

**Q** **What can we expect from Isabella Bank going forward and from you as the new CEO?**

**A** Community banks have always had a commitment to communities and relationships that set them apart. Combine that with our acceleration of technology the past couple of years, and we have a winning formula that customers and shareholders want. I'm all in, moving forward, and committed to customers, communities, employees, and shareholders.

**Q** **You have a reputation statewide as a banking leader. Why do you choose Isabella Bank?**

**A** Some 25 years ago, I was working for a large, regional bank, frustrated by a lack of focus on customers and communities. My wife asked if I could work anywhere, where would that be? Without knowing anyone here, I said, "Isabella Bank," based 100% on its reputation. She told me to write a cover letter and send my resume, or else I needed to stop being frustrated.

Rick Barz was the chief lending officer at the time, and I'd heard of him and his commitment to employees, customers, and

communities. It is beyond words for me to sit in the chair he went on to occupy as CEO. True to Rick's style, my goal is to lead this organization in a way worthy of the effort all of us give to deliver Isabella Bank's trademark service and value.

**Q What should we know about your leadership style?**

A People tell me I'm a visionary, looking at what we need today, and also five and 10 years down the road. I consider that a vital role. Somebody has to look out the windshield to ensure we stay relevant.

**Q How does Isabella Bank remain steadfastly independent?**

A It's an alignment of our Board of Directors, management team, employees, and of our shareholders who decide we are a worthy investment. We deliver on that value proposition every day.

Access to capital. Access to credit. Access to safe places to put your money. Those are critical in any economy. A team that knows and supports you — that's Isabella Bank.

Local leaders and customers say if a community bank goes away, it creates a hole. At Isabella Bank, we agree. We have a duty to remain a community bank, as we have for 120 years.

**Q What else is Isabella Bank doing to thrive, no matter what happens in the industry or world?**

A We invest in our people. Even with all of today's technology, this industry requires good people. With the right team members doing the right thing at the right time, we'll take advantage of all the tailwinds and weather all the headwinds.

Isabella Bank is strong because of its people. One of our branch managers opened an account last year for a couple that had retired to the area. They were Central Michigan University students in the '70s and said Isabella Bank had treated them so well back then they wouldn't think of going anyplace else. We're still that kind of bank.

**Q What makes Isabella Bank so valuable to its stakeholders?**

A We're valuable because we provide stability in our markets. We're a safe harbor for deposits and source of advice for customers and communities. We're a source of credit to assist in the progress of customers' dreams and a source of return for shareholders. Our 120-year history is proof of this.

**Q You say Isabella Bank is strong. What proves that?**

A We've recently been through a pandemic, and I couldn't be more proud of our team. We've always strategically nurtured continuity in our management team, and our employees are extraordinarily dedicated. Throughout the pandemic, customers looked to us for support. Our shareholders stuck with us, confident we would deliver a positive return on investment — and we did. We weren't experts in pandemics, but we figured it out collectively — foreshadowing a nimble, strong future for Isabella Bank.

# FINANCIAL REPORT

*As we reflect on 2023, the banking industry faced some significant events. The collapse of three high-profile regional banks shook consumer confidence, and persistent inflationary pressure made consumers more cautious in their banking. However, during one of the most challenging years in recent history, Isabella Bank remained vigilant in safeguarding the interests of our customers.*

Like many banks across the country, we faced challenges due to higher interest rates. While these rates benefited banks in many ways, they also sharply increased interest expenses, which are reflected in their net interest margin (NIM). Unfortunately, we were no exception, as interest expense outpaced the growth in interest income. However, despite these challenges, we finished the year with our NIM holding solid at 3.05%, not far from where we finished in 2022.

Despite these events, we remained competitive for deposits, and our loan portfolio experienced strong growth in the second half of the year. While other institutions scaled back on consumer loans, Isabella Bank identified an opportunity to help our customer base and grow consumer lending, all the while maintaining our robust credit standards. On the commercial side, loan customers became more comfortable with the rate environment and moved forward with planned projects as they continued to reinvest in their companies in 2023. Overall, our loans grew by $85 million in 2023.



**TOTAL LOAN GROWTH**

# $85 million

**INCREASE IN ASSETS MANAGED BY ISABELLA WEALTH**

## 25%

**NET INTEREST MARGIN**

## 3.05%

With deposits in flux throughout the year, we're proud of the fact that Isabella Bank deposits finished 2023 stable, essentially matching the previous year's results. Our total assets of the Corporation remained above $2 billion.

Isabella Wealth continues to grow its client base both with trusts and investment management. We exceeded our goals in 2023 and saw assets managed by Isabella Wealth rise 25%.

The year ended with interest rates leveling off and inflation easing. We continue to monitor the markets and are cautiously optimistic that the Federal Reserve will cut rates in the second half of 2024.

Even during the challenging times of 2023, our bank was able to navigate the changing market conditions and maintain its strong position. We closed the year with $18.2 million in net income and earnings per share of $2.42.

When you look at where we finished the year, Isabella Bank has proven again that the strength of our market position and strategic approach to serving our customers, now in eight counties, is a formula for success. With 120 years of experience backing us up, we are confident in Isabella Bank's future and the value it brings to its shareholders.

**NEIL M. MCDONNELL**

*Chief Financial Officer, Isabella Bank Corporation*
*President, Isabella Bank*

# ISABELLA BANK CORPORATION
## SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

| For the years ended | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| **INCOME STATEMENT DATA** | | | | | | |
| Interest income | $ | 79,631 | $ | 65,798 | $ | 60,113 |
| Interest expense | | 21,687 | | 5,317 | | 7,412 |
| Net interest income | | 57,944 | | 60,481 | | 52,701 |
| Provision for credit losses | | 629 | | 483 | | (518) |
| Noninterest income | | 13,827 | | 13,666 | | 13,822 |
| Noninterest expenses | | 49,310 | | 46,820 | | 43,694 |
| Federal income tax expense | | 3,665 | | 4,606 | | 3,848 |
| Net income | $ | 18,167 | $ | 22,238 | $ | 19,499 |
| **PER SHARE** | | | | | | |
| Basic earnings | $ | 2.42 | $ | 2.95 | $ | 2.48 |
| Diluted earnings | $ | 2.40 | $ | 2.91 | $ | 2.45 |
| Dividends | $ | 1.12 | $ | 1.09 | $ | 1.08 |
| Tangible book value [1] | $ | 20.59 | $ | 18.25 | $ | 21.61 |
| Quoted market value | | | | | | |
| High | $ | 26.00 | $ | 26.25 | $ | 29.00 |
| Low | $ | 19.13 | $ | 21.00 | $ | 19.45 |
| Close [1] | $ | 21.50 | $ | 23.50 | $ | 25.50 |
| Common shares outstanding [1] | | 7,485,889 | | 7,559,421 | | 7,532,641 |
| **PERFORMANCE RATIOS** | | | | | | |
| Return on average total assets | | 0.89 % | | 1.08 % | | 0.96 % |
| Return on average shareholders' equity | | 9.52 % | | 11.41 % | | 8.83 % |
| Return on average tangible shareholders' equity | | 12.75 % | | 15.17 % | | 11.31 % |
| Net interest margin yield (fully taxable equivalent) | | 3.05 % | | 3.18 % | | 2.87 % |
| **BALANCE SHEET DATA** [1] | | | | | | |
| Gross loans | $ | 1,349,463 | $ | 1,264,173 | $ | 1,301,037 |
| Available-for-sale securities, at fair value | $ | 528,148 | $ | 580,481 | $ | 490,601 |
| Total assets | $ | 2,058,968 | $ | 2,030,267 | $ | 2,032,158 |
| Deposits | $ | 1,723,695 | $ | 1,744,275 | $ | 1,710,339 |
| Borrowed funds | $ | 116,136 | $ | 87,016 | $ | 99,320 |
| Shareholders' equity | $ | 202,402 | $ | 186,210 | $ | 211,048 |
| Gross loans to deposits | | 78.29 % | | 72.48 % | | 76.07 % |
| **ASSETS UNDER MANAGEMENT** [1] | | | | | | |
| Loans sold with servicing retained | $ | 248,756 | $ | 264,206 | $ | 278,844 |
| Assets managed by Isabella Wealth | $ | 641,027 | $ | 513,918 | $ | 516,243 |
| Total assets under management | $ | 2,948,751 | $ | 2,808,391 | $ | 2,827,245 |
| **ASSET QUALITY** [1] | | | | | | |
| Nonperforming loans to gross loans | | 0.08 % | | 0.04 % | | 0.10 % |
| Nonperforming assets to total assets | | 0.07 % | | 0.05 % | | 0.08 % |
| Allowance for credit losses to gross loans | | 0.97 % | | 0.78 % | | 0.70 % |
| **CAPITAL RATIOS** [1] | | | | | | |
| Shareholders' equity to assets | | 9.83 % | | 9.17 % | | 10.39 % |
| Tier 1 leverage | | 8.76 % | | 8.61 % | | 7.97 % |
| Common equity tier 1 capital | | 12.54 % | | 12.91 % | | 12.07 % |
| Tier 1 risk-based capital | | 12.54 % | | 12.91 % | | 12.07 % |
| Total risk-based capital | | 15.52 % | | 15.79 % | | 14.94 % |

[1] At end of year

# ISABELLA BANK CORPORATION
## CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

| | December 31 | | Change | |
|---|---|---|---|---|
| | 2023 | 2022 | $ | % |
| **ASSETS** | | | | |
| Cash and cash equivalents | | | | |
| Cash and demand deposits due from banks | $ 25,628 | $ 27,420 | $ (1,792) | (6.54)% |
| Fed Funds sold and interest bearing balances due from banks | 8,044 | 11,504 | (3,460) | (30.08)% |
| **Total cash and cash equivalents** | **33,672** | **38,924** | **(5,252)** | **(13.49)%** |
| Available-for-sale securities, at fair value | 528,148 | 580,481 | (52,333) | (9.02)% |
| Mortgage loans available-for-sale | - | 379 | (379) | (100.00)% |
| Loans | 1,349,463 | 1,264,173 | 85,290 | 6.75 % |
| Less allowance for credit losses | 13,108 | 9,850 | 3,258 | 33.08 % |
| **Net loans** | **1,336,355** | **1,254,323** | **82,032** | **6.54 %** |
| Premises and equipment | 27,639 | 25,553 | 2,086 | 8.16 % |
| Corporate owned life insurance policies | 33,892 | 32,988 | 904 | 2.74 % |
| Equity securities without readily determinable fair values | 15,848 | 15,746 | 102 | 0.65 % |
| Goodwill and other intangible assets | 48,284 | 48,287 | (3) | (0.01)% |
| Accrued interest receivable and other assets | 35,130 | 33,586 | 1,544 | 4.60 % |
| **TOTAL ASSETS** | **$ 2,058,968** | **$ 2,030,267** | **$ 28,701** | **1.41 %** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Deposits | | | | |
| Noninterest bearing | $ 428,505 | $ 494,346 | $ (65,841) | (13.32)% |
| Interest bearing demand deposits | 320,737 | 372,155 | (51,418) | (13.82)% |
| Certificates of deposit under $250 and other savings | 857,768 | 810,642 | 47,126 | 5.81 % |
| Certificates of deposit over $250 | 116,685 | 67,132 | 49,553 | 73.81 % |
| **Total deposits** | **1,723,695** | **1,744,275** | **(20,580)** | **(1.18)%** |
| Borrowed funds | | | | |
| Federal funds purchased and repurchase agreements | 46,801 | 57,771 | (10,970) | (18.99)% |
| Federal Home Loan Bank advances | 40,000 | - | 40,000 | N/A |
| Subordinated debt, net of unamortized issuance costs | 29,335 | 29,245 | 90 | 0.31 % |
| **Total borrowed funds** | **116,136** | **87,016** | **29,120** | **33.47 %** |
| Accrued interest payable and other liabilities | 16,735 | 12,766 | 3,969 | 31.09 % |
| **Total liabilities** | **1,856,566** | **1,844,057** | **12,509** | **0.68 %** |
| Shareholders' equity | | | | |
| Common stock — no par value 15,000,000 shares authorized; issued and outstanding 7,485,889 shares (including 150,581 shares held in the Rabbi Trust) in 2023 and 7,559,421 shares (including 154,879 shares held in the Rabbi Trust) in 2022 | 127,323 | 128,651 | (1,328) | (1.03)% |
| Shares to be issued for deferred compensation obligations | 3,693 | 5,005 | (1,312) | (26.21)% |
| Retained earnings | 97,282 | 89,748 | 7,534 | 8.39 % |
| Accumulated other comprehensive loss | (25,896) | (37,194) | 11,298 | (30.38)% |
| **Total shareholders' equity** | **202,402** | **186,210** | **16,192** | **8.70 %** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 2,058,968** | **$ 2,030,267** | **$ 28,701** | **1.41 %** |

# ISABELLA BANK CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except per share amounts)

| | Year Ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| **Interest income** | | | | |
| Loans, including fees | $ 65,670 | $ 53,283 | $ 12,387 | 23.25 % |
| Available-for-sale securities | | | | |
| Taxable | 9,514 | 8,363 | 1,151 | 13.76 % |
| Nontaxable | 2,642 | 2,808 | (166) | (5.91)% |
| Federal funds sold and other | 1,805 | 1,344 | 461 | 34.30 % |
| **Total interest income** | **79,631** | **65,798** | **13,833** | **21.02 %** |
| **Interest expense** | | | | |
| Deposits | 18,352 | 4,021 | 14,331 | 356.40 % |
| Borrowings | | | | |
| Federal funds purchased and repurchase agreements | 961 | 79 | 882 | N/A |
| Federal Home Loan Bank advances | 1,309 | 152 | 1,157 | 761.18 % |
| Subordinated debt, net of unamortized issuance costs | 1,065 | 1,065 | - | 0.00% |
| **Total interest expense** | **21,687** | **5,317** | **16,370** | **307.88 %** |
| **Net interest income** | **57,944** | **60,481** | **(2,537)** | **(4.19)%** |
| Provision for credit losses | 629 | 483 | 146 | 30.23 % |
| **Net interest income after provision for credit losses** | **57,315** | **59,998** | **(2,683)** | **(4.47)%** |
| **Noninterest income** | | | | |
| Service charges and fees | 8,297 | 8,730 | (433) | (4.96)% |
| Wealth management fees | 3,557 | 3,005 | 552 | 18.37 % |
| Earnings on corporate owned life insurance policies | 920 | 884 | 36 | 4.07 % |
| Net gain on sale of mortgage loans | 317 | 631 | (314) | (49.76)% |
| Other | 736 | 416 | 320 | 76.92 % |
| **Total noninterest income** | **13,827** | **13,666** | **161** | **1.18 %** |
| **Noninterest expenses** | | | | |
| Compensation and benefits | 25,905 | 24,887 | 1,018 | 4.09 % |
| Furniture and equipment | 6,519 | 6,006 | 513 | 8.54 % |
| Occupancy | 3,778 | 3,691 | 87 | 2.36 % |
| Other | 13,108 | 12,236 | 872 | 7.13 % |
| **Total noninterest expenses** | **49,310** | **46,820** | **2,490** | **5.32 %** |
| **Income before federal income tax expense** | **21,832** | **26,844** | **(5,012)** | **(18.67)%** |
| Federal income tax expense | 3,665 | 4,606 | (941) | (20.43)% |
| **NET INCOME** | **$ 18,167** | **$ 22,238** | **$ (4,071)** | **(18.31)%** |
| **Earnings per common share** | | | | |
| Basic | $ 2.42 | $ 2.95 | $ (0.53) | (17.97)% |
| Diluted | $ 2.40 | $ 2.91 | $ (0.51) | (17.53)% |
| **Cash dividends per common share** | **$ 1.12** | **$ 1.09** | **$ 0.03** | **2.75 %** |

# ISABELLA BANK CORPORATION
## AVERAGE BALANCES, INTEREST RATE, AND NET INTEREST INCOME
(Dollars in thousands)

The following schedules present the daily average amount outstanding for each major category of interest earning assets, non-earning assets, interest bearing liabilities, and noninterest bearing liabilities for the last two years. These schedules also present an analysis of interest income and interest expense for the periods indicated. All interest income is reported on a fully taxable equivalent (FTE) basis using a federal income tax rate of 21%. Loans in nonaccrual status, for the purpose of the following computations, are included in the average loan balances. Federal Reserve Bank and Federal Home Loan Bank (FHLB) restricted equity holdings are included in other interest earning assets.

| | Year Ended December 31 | | | | | |
| | 2023 | | | 2022 | | |
| | Average Balance | Tax Equivalent Interest | Average Yield / Rate | Average Balance | Tax Equivalent Interest | Average Yield / Rate |
|---|---|---|---|---|---|---|
| **INTEREST EARNING ASSETS** | | | | | | |
| Loans [1] | $ 1,308,891 | $ 65,670 | 5.02 % | $ 1,249,634 | $ 53,283 | 4.26 % |
| Taxable investment securities | 485,718 | 9,399 | 1.94 % | 477,159 | 8,294 | 1.74 % |
| Nontaxable investment securities | 96,845 | 3,780 | 3.90 % | 107,158 | 3,933 | 3.67 % |
| Fed funds sold | 12 | 1 | 5.04 % | 10 | - | 2.42 % |
| Other | 41,965 | 1,804 | 4.30 % | 99,301 | 1,344 | 1.35 % |
| **Total earning assets** | **1,933,431** | **80,654** | **4.17 %** | **1,933,262** | **66,854** | **3.46 %** |
| **NONEARNING ASSETS** | | | | | | |
| Allowance for credit losses | (12,784) | | | (9,477) | | |
| Cash and demand deposits due from banks | 24,592 | | | 24,708 | | |
| Premises and equipment | 26,589 | | | 24,648 | | |
| Accrued income and other assets | 74,319 | | | 81,823 | | |
| **Total assets** | **$ 2,046,147** | | | **$ 2,054,964** | | |
| **INTEREST BEARING LIABILITIES** | | | | | | |
| Interest bearing demand deposits | $ 346,875 | 1,086 | 0.31 % | $ 374,623 | 274 | 0.07 % |
| Savings deposits | 626,027 | 8,290 | 1.32 % | 630,574 | 1,135 | 0.18 % |
| Time deposits | 308,699 | 8,976 | 2.91 % | 270,296 | 2,612 | 0.97 % |
| Federal funds purchased and repurchase agreements | 43,061 | 961 | 2.23 % | 49,974 | 79 | 0.16 % |
| FHLB advances | 23,699 | 1,309 | 5.52 % | 7,863 | 152 | 1.93 % |
| Subordinated debt, net of unamortized issuance costs | 29,287 | 1,065 | 3.64 % | 29,200 | 1,065 | 3.65 % |
| **Total interest bearing liabilities** | **1,377,648** | **21,687** | **1.57 %** | **1,362,530** | **5,317** | **0.39 %** |
| **NONINTEREST BEARING LIABILITIES** | | | | | | |
| Demand deposits | 461,689 | | | 482,781 | | |
| Other | 16,043 | | | 14,695 | | |
| Shareholders' equity | 190,767 | | | 194,958 | | |
| **Total liabilities and shareholders' equity** | **$ 2,046,147** | | | **$ 2,054,964** | | |
| **Net interest income (FTE)** | | **$ 58,967** | | | **$ 61,537** | |
| **Net yield on interest earning assets (FTE)** | | | **3.05 %** | | | **3.18 %** |

[1] Includes loans and mortgages loans available-for-sale

# BOARD OF DIRECTORS



**Sarah R. Opperman - Chair**
Vice President (retired),
The Dow Chemical Company



**Jae A. Evans**
President & Chief Executive Officer (retired),
Isabella Bank Corporation
Chief Executive Officer (retired),
Isabella Bank



**Jerome E. Schwind**
President & Chief Executive Officer,
Isabella Bank Corporation
Chief Executive Officer,
Isabella Bank



**Thomas L. Kleinhardt**
President,
McGuire Chevrolet



**Neil M. McDonnell**
President & Chief Financial Officer,
Isabella Bank



**Richard L. McGuirk**
Operations Manager/President,
United Apartments



**Dr. Jeffrey J. Barnes**
Physician,
L.O. Eye Care



**Chad R. Payton, CPA**
Officer and Managing Partner,
Roslund, Prestage & Company, PC



**Jill Bourland, CPA, HCCP**
Chief Executive Officer & Partner,
Blystone & Bailey, CPAs, PC



**Vicki L. Rupp**
Corporate Director (retired),
The Dow Chemical Company



**Melinda M. Coffin**
Chief Executive Officer,
Soaring Eagle Gaming
Enterprises



**Gregory V. Varner**
Research Director (retired),
Michigan Bean Commission

# SENIOR OFFICERS & REGIONAL BOARDS

## ISABELLA BANK CORPORATION OFFICERS

**Jerome E. Schwind**
President & Chief Executive Officer

**Neil M. McDonnell**
Chief Financial Officer

**Debra A. Campbell**
Vice President, Secretary

**Jennifer L. Gill**
Vice President, Controller

**Michael P. Prisby**
Vice President, Treasurer

## ISABELLA BANK OFFICERS

**Jerome E. Schwind**
Chief Executive Officer

**Neil M. McDonnell**
President & Chief Financial Officer

**David J. Reetz**
Chief Lending Officer

**Peggy L. Wheeler**
Chief Operations Officer

**Jon D. Catlin**
Chief Credit Officer

**Michael R. Colby**
President, East Region

**Brian K. Goward**
President, South Region

**David W. Seppala**
President, West Region

**Patrick J. Mease, SPHR, SHRM-SCP**
Chief Human Resources Officer,
Human Resources

**Randy J. Dickinson, CPA, CTFA**
Senior Vice President, Isabella Wealth

**Julie A. Smith, CGEIT, CRISC**
Senior Vice President, Chief Technology Officer

**Thomas J. Wallace**
Senior Vice President, Retail Credit

**Joshua A. Eling**
Market President, Big Rapids

**Michael D. Williams**
Market President, Midland

**Erika M. Ross**
Vice President, Chief Risk Officer

**Kimberly K. Betts**
Vice President, Collections

**James L. Binder**
Vice President, Commercial Loans

**Jenn A. Brick**
Vice President, Customer Service Operations

**David E. Brown**
Vice President, Commercial Loans

**Debra A. Campbell**
Vice President, Shareholder Relations

**Jennifer L. Gill**
Vice President, Controller

**Thomas N. Gross**
Vice President, Commercial Loans

**Cyndia S. Heap, CRCM, CAMS**
Vice President, Compliance

**Michael K. Huenemann**
Vice President, Commercial Loans

**JoAnna L. Keenan**
Vice President, Isabella Wealth

**Kathy J. Korson**
Vice President, Mortgage Loans

**Kimberly A. Lambright**
Vice President, Internal Audit

**Robert Z. MacLeod**
Vice President, Branch Administration

**Gregory S. Mapes**
Vice President, Treasury Management

**Daniel P. McKune**
Vice President, Isabella Wealth

**Michelle L. Mease**
Vice President, Isabella Wealth

**Lori A. Peterson**
Vice President, Director of Marketing

**Michael P. Prisby**
Vice President, Treasurer

**Paul A. Scoby**
Vice President, Commercial Loans

**Jeffrey W. Smith**
Vice President, Commercial Loans

**Leslie J. Thielen**
Vice President, Mortgage Loans

**Amy C. Vogel**
Vice President, Core Systems & Special Projects

**Timothy M. Wilson**
Vice President, Regional Branch Manager

**Tracy A. Zayler**
Vice President, Regional Branch Manager

## REGIONAL BOARDS OF DIRECTORS

| East | South | West | North |
|---|---|---|---|
| Michael R. Colby | Cindy M. Bosley | Dr. Emily A. Coles | Shari R. Buccilli |
| Mary F. Draves | Brian K. Goward | Matthew L. Currie | Michael L. Jenkins |
| Reneé S. Johnston | William W. Henderson | Kevin J. Defever | Thomas L. Kleinhardt |
| Neil M. McDonnell | Neil M. McDonnell | Blake R. Hollenbeck | Neil M. McDonnell |
| Clarence M. Rivette | Chad R. Payton | Alexander R. Kemp | Steven L. Stark |
| Vicki L. Rupp | Jeffrey E. Sherwood | Neil M. McDonnell | |
| Mark K. Wahl | Gregory V. Varner | Gregory D. Millard | |
| | | Brian R. Sackett | |
| | | David W. Seppala | |

# QUESTIONS & ANSWERS

## Jae A. Evans
### RETIRED PRESIDENT & CHIEF EXECUTIVE OFFICER

*Jae shares his thoughts about his transition and reflects on the legacy he leaves behind.*

**Q  As you look back on your 10 years as CEO, what would you say makes Isabella Bank so strong?**

**A**  The people who work here and our Board of Directors are the foundation of what makes Isabella Bank strong. We have great people who love what they do. We also continually strive to remain relevant to our customers and the communities we serve by offering products and services people need and want, in a way that builds lasting relationships.

There continues to be a lot of discussion about the need for brick-and-mortar branches, but banking is a people business in so many aspects. Everyone has moments when they still need and want to talk with someone for advice and support. Being seen by our customers as "trusted-advisors" adds to our success.

**Q  Isabella Bank hit many milestones under your leadership, including record earnings and assets. Speaking as a state- and national-level banking leader, how unusual is it for a 120-year-old bank to remain so successful?**

**A**  It's becoming more unusual as we see a continual decline in the number of financial institutions that achieve our level of longevity. In Michigan alone, we have fewer than 80 state-chartered banks today, compared to almost 400 in the mid 1980's. There is a definite correlation between success and longevity. Our success is the result of the long-term vision and strategy of our Board, management team, and the performance of dedicated individuals day in and day out. When the vision and commitment to it are strong, positive long-term results will follow.

**Q** Are there highlights of the past decade that aren't as well known yet reflect the staying power and impact of the Bank?

**A** So much of what we do is highly visible, especially tangible things like our decade long branch expansion and enhancements to our online and mobile banking initiatives. What stands out for me that may not be as well known, or can be taken for granted, is the effort of our employees to this organization and the communities we serve. Most may not realize Isabella Bank employs almost 400 individuals today. It is through their dedication and effort, as well as those that came before them, that has been vital to us achieving 120 years of service.

**Q** What advice did you give to Jerome and Neil as they prepared for their new roles?

**A** They didn't need much advice. They're talented and experienced professionals, and have great hearts. They understand and value community banking and will continue the commitment to advancing the culture that's been fostered by generations of Isabella Bank leaders before them.



**Q** What message do you have for shareholders?

**A** It's been an honor and a privilege for me to finish my 49-year banking career with Isabella Bank, and to serve as its CEO for the past 10 years. Thank you for the support you provided to me and the Bank, both as a shareholder and as a customer.

Isabella Bank is an organization with a strong, engaged Board of Directors, an outstanding team of employees, and an amazing story of long-term growth and performance. I'm excited to see what the future holds.

# EMPLOYEE RECOGNITION

In 2023, some of our employees achieved professional and personal milestones. We recognize and celebrate the following individuals on their recent promotions and retirements.

### ISABELLA BANK OFFICER PROMOTIONS

Julie Smith, CGEIT, CRISC
*Senior Vice President, Chief Technology Officer*

### RETIREMENTS

Amy Andersen, *22 years*

Patti Badger, *22 years*

Cindy Rau-Griswold, *20 years*

Marilyn Schumer, *16 years*

Kathy Falcicchio, *14 years*

# ANNUAL SHAREHOLDER MEETING

**_Tuesday, May 7, 2024 at 5:00 P.M._**

Courtyard by Marriott
2400 East Campus Drive
Mt. Pleasant, MI 48858



# ISABELLA BANK CORPORATION

**401 N. Main St.**
**Mt. Pleasant, Michigan 48858**

## NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
### To Be Held May 7, 2024

Notice is hereby given that the Annual Meeting of Shareholders of Isabella Bank Corporation will be held on Tuesday, May 7, 2024 at 5:00 p.m. Eastern Daylight Time, at the Courtyard by Marriott, 2400 East Campus Drive, Mt. Pleasant, Michigan. The meeting is for the purpose of considering and acting upon the following items of business:

1. The election of three directors.

2. To ratify the appointment of Rehmann Robson LLC as the independent registered public accounting firm for the year ending December 31, 2024.

3. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed March 15, 2024 as the record date for determination of shareholders entitled to notice of, and to vote at, the meeting or any adjournments thereof.

By order of the Board of Directors

*Debra Campbell*

Debra Campbell, Secretary

Dated: March 25, 2024

## YOUR VOTE IS IMPORTANT! Please vote even if you plan to attend the meeting.

### VOTE BY PHONE
Call 800.690.6903 (toll-free), have your proxy form in hand, follow the instructions to vote.

### VOTE BY MAIL
Indicate your choice with respect to the matters to be voted upon, sign, date, and return your proxy form in the enclosed envelope.

**Please Note:** If stock is held in more than one name, all parties should sign the proxy form.

### VOTE ONLINE
Visit proxyvote.com, have your proxy form in hand when you access the website and follow the instructions to obtain your records and create an electronic voting instruction form.

# ISABELLA BANK CORPORATION

**401 N. Main St.**
**Mt. Pleasant, Michigan 48858**

## PROXY STATEMENT

**General Information**

This Proxy Statement is furnished in connection with the solicitation of proxies, to be voted at our Annual Meeting of Shareholders (the "Annual Meeting") which is to held on Tuesday, May 7, 2024 at 5:00 p.m. at the Courtyard by Marriott, 2400 East Campus Drive, Mt. Pleasant, Michigan, or at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of the Annual Meeting of Shareholders and in this Proxy Statement.

This Proxy Statement has been mailed on March 25, 2024 to all holders of record of common stock as of the record date. If a shareholder's shares are held in the name of a broker, bank, or other nominee, then that party should give the shareholder instructions for voting the shareholder's shares.

**Voting at the Meeting**

We have fixed the close of business on March 15, 2024 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment or adjournments thereof. We have only one class of common stock and no preferred stock. As of March 15, 2024, there were 7,498,626 shares of stock outstanding. Each outstanding share entitles the holder thereof to one vote on each separate matter presented for vote at the meeting. You may vote on matters that are properly presented at the Annual Meeting by attending the meeting and casting a vote, signing and returning the enclosed proxy, voting on the internet, or voting by phone. You may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by filing with Isabella Bank Corporation (the "Corporation") an instrument revoking it, filing a duly executed proxy bearing a later date (including a proxy given over the internet or by phone) or by attending the meeting and electing to vote in person. You are encouraged to vote by mail, internet, or phone.

A quorum must be present in order to hold the Annual Meeting. A quorum is present if a majority of the shares of common stock entitled to vote are represented in person or by proxy. If you execute and return a proxy, those shares will be counted to determine if there is a quorum, even if you abstain or fail to vote on any of the proposals.

Your broker *may not* vote on Proposal 1 if you do not furnish instructions for such proposal. You should instruct the broker to vote the shares, or else your shares will be considered "broker non-votes." Broker non-votes are shares held by brokers or nominees as to which voting instructions have not been received from the shares' beneficial owner or the individual entitled to vote those shares and the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers. Under these rules, Proposal 1 is not an item on which brokerage firms may vote in their discretion on your behalf unless you have furnished voting instructions. On the other hand, under these rules your broker will be able to vote on Proposal 2-ratification of the appointment of Rehmann Robson LLC ("Rehmann") as our independent registered public accounting firm.

At this year's Annual Meeting, you will elect three directors to serve for a term of three years. You may vote in favor or withhold your vote with respect to any or all nominees. Directors are elected by a plurality of the votes cast at the Annual Meeting. Abstentions and shares not voted, including broker non-votes, have no effect on the elections.

Ratification of the appointment of Rehmann requires that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" such proposal. In counting votes on the ratification of the appointment of Rehmann as our independent registered public accounting firm, abstentions and broker non-votes will have no effect on the outcome of the vote.

## Proposal 1 - Election of Directors

The Board of Directors (the "Board") currently consists of twelve (12) members divided into three classes, with the directors in each class being elected for a term of three years. The Board decreased from 13 to 11 members in May of 2023 when G. Charles Hubscher and David J. Maness retired from the Board. The Board increased from 11 to 12 members with the appointment of Neil M. McDonnell, effective January 31, 2024. The Board will decrease from 12 to 11 members as Richard L. McGuirk will not stand for re-election at the Annual Meeting. At the Annual Meeting, Jill Bourland, Jae A. Evans, and Jerome E. Schwind, whose current terms expire at the Annual Meeting, have been nominated for election to serve through the 2027 Annual Meeting.

Except as otherwise specified, proxies will be voted for the election of the three nominees. If a nominee becomes unable or unwilling to serve, proxies will be voted for such other person, if any, as shall be designated. However, we know of no reason to anticipate that this will occur. Each of the nominees has agreed to serve as a director if elected.

Nominees and current directors, including their principal occupation for the last five or more years, age, and length of service as a director, are listed below.

**We recommend that you vote FOR the election of each of the nominees.**

**Director Qualifications**

Board members are highly qualified and represent your best interests. We select nominees who:

- Have extensive business leadership.
- Bring a diverse perspective and experience.
- Are objective and collegial.
- Have high ethical standards and have demonstrated sound business judgment.
- Are willing and able to commit the significant time and effort to effectively fulfill their responsibilities.
- Are active in and knowledgeable of their respective communities.

Each nominee and current director possesses these qualities and provides a diverse complement of specific business skills and experience. In addition to the general qualifications described above, qualifications are included in the biographical summaries provided below.

The following table identifies individual Board members serving on each of our standing committees:

| Director | Audit | Nominating and Corporate Governance | Compensation and Human Resource |
|---|---|---|---|
| Sarah R. Opperman | X[o] | X[o] | X[o] |
| Dr. Jeffrey J. Barnes | | X[c] | |
| Jill Bourland | X[c] | | X |
| Melinda M. Coffin | X | | X |
| Jae A. Evans | | | |
| Thomas L. Kleinhardt | X | | X |
| Neil M. McDonnell | | | |
| Richard L. McGuirk | | X | |
| Chad R. Payton | X | | X[c] |
| Vicki L. Rupp | | | |
| Jerome E. Schwind | | | |
| Gregory V. Varner | | X | |
| | | | |
| C — Chairperson | | | |
| O — Ex-Officio | | | |

**Director Nominees for Terms Ending in 2027**

*Jill Bourland* (age 53) has been a director of Isabella Bank Corporation and of the Bank since 2017. Ms. Bourland is CEO and Partner of Blystone & Bailey, CPAs, P.C. Ms. Bourland is a graduate of Central Michigan University, a Certified Public Accountant, and a Housing Credit Certified Professional. She has over 25 years of audit, tax and accounting experience with a concentration in small business and affordable housing sectors. She is a member of the William and Janet Strickler Nonprofit Center Board, and the Mid-Michigan Community College Foundation Board. She formerly served as President of the William and Janet Strickler Nonprofit Center, the Mt. Pleasant Area Community Foundation and also as Treasurer and Chair of its Finance Committee. She is involved with the Gratiot-Isabella Technical Education Center Accounting/Business Advisory Committee. She is also a member of the American Institute of Certified Public Accountants, Michigan Association of Certified Public Accountants, and Home Builders Association. Ms. Bourland has expertise in accounting, business experience and a strong commitment to community involvement.

*Jae A. Evans* (age 67) has been a director of Isabella Bank Corporation and of the Bank since 2014. He was President and Chief Executive Officer of the Corporation from 2014 to January 2024 and Chief Executive Officer of the Bank from 2018 to January 2024. Mr. Evans served as Chief Operations Officer of the Bank from 2011 to 2013 and President of the Greenville Division of the Bank from 2008 to 2011. He is a graduate of Central Michigan University and has over 47 years of banking experience. Mr. Evans currently serves as a board member for United Bankers Bank, and the Central Michigan University Advancement Board. Mr. Evans is also past Chair of the EightCap, Inc. Governing Board, past Vice Chair of the Carson City Hospital, past board member of the McLaren Central Michigan Hospital, was president of the Greenville Rotary Club, and past Chair of The Community Bankers of Michigan. Mr. Evans provides the Board with executive leadership, knowledge of commercial banking, and strong community involvement.

*Jerome E. Schwind* (age 57) has been a director of Isabella Bank Corporation and of the Bank since 2017. Mr. Schwind was appointed President and Chief Executive Officer of the Corporation and Chief Executive Officer of Isabella Bank effective January 5, 2024. He has over 30 years of banking experience and has been employed by the Bank since 1999, serving in various roles including President of the Bank and Vice President of the Corporation, Executive Vice President, and Chief Operations Officer. Mr. Schwind received his undergraduate degree from Ferris State University and his MBA from Lake Superior State University. He is also a graduate of the Dale Carnegie Executive Development program, the Graduate School of Banking at the University of Wisconsin-Madison, and the Rollie Denison Leadership Institute. Mr. Schwind is the past chair of the Michigan Bankers Association. He is the chair of the Middle Michigan Development Corporation, a member of the Finance Advisory Board for the Ferris State University College of Business, the Michigan Bankers Association Perry School of Banking Board, and Michigan Bankers Association Board. Mr. Schwind brings his experience in banking and his many years at Isabella Bank to the Board in addition to his knowledge of the markets we serve.

**Current Director with Terms Ending in 2024**

*Richard L. McGuirk* (age 52) has been a director of Isabella Bank Corporation and of the Bank since 2021. Mr. McGuirk is the President and Operations Manager of United Apartments and a management consultant for McGuirk Sand-Gravel, Inc. Mr. McGuirk is a graduate of Central Michigan University and is a licensed real estate broker in Michigan and Florida. He currently serves as a board member for the Central Michigan University Advancement Board, and is a past board member of the Mt. Pleasant Area Community Foundation. Mr. McGuirk has expertise in business, and a strong commitment to community involvement.

**Current Directors with Terms Ending in 2025**

*Thomas L. Kleinhardt* (age 69) has been a director of the Bank since 1998 and of Isabella Bank Corporation since 2010. Mr. Kleinhardt is President of McGuire Chevrolet, active in the Clare Kiwanis Club, and the former coach of the girls Varsity Basketball team for both Farwell High School and Clare High School. Mr. Kleinhardt's years of experience in managing a successful automobile dealership and understanding the financing needs of customers are valuable to the Board.

*Neil M. McDonnell* (age 60), was appointed a director of Isabella Bank Corporation and of the Bank effective January 31, 2024. Mr. McDonnell was appointed President of Isabella Bank effective January 5, 2024 after serving as the Chief Financial Officer since 2018. He has more than 30 years of banking experience and previously worked in the eastern United States in roles such as CFO, controller, treasurer, compliance and risk officer, and director of finance at large international banks, local community banks and de novo banks. He is a newly-elected member of the Board of Directors of Community Bankers of Michigan, a member of the Mid-Michigan Industries Board of Directors, and volunteers with Habitat for Humanity of Isabella County Finance Committee.

*Sarah R. Opperman* (age 64) has been a director of Isabella Bank Corporation and of the Bank since 2012 and has served as chair of both boards since May 2021. Ms. Opperman previously was employed for 28 years by The Dow Chemical Company, where she held executive leadership roles in public and government affairs. She served as interim President and Chief Executive Officer of the Midland Business Alliance in 2018. Ms. Opperman is a member of the Central Michigan University Advancement Board, the Herbert H. and Grace A. Dow Foundation Board, and the Michigan Baseball Foundation Board. Ms. Opperman's business and leadership expertise, as well as her depth of community relationships, benefit Board discussions and decisions.

*Chad R. Payton* (age 55) has been a director of Isabella Bank Corporation and of the Bank since 2021. Mr. Payton is a Certified Public Accountant and Partner of Roslund, Prestage & Company, PC, with over 30 years of tax and accounting experience. Mr. Payton is a member of the American Institute of Certified Public Accountants and Michigan Association of Certified Public Accountants. Mr. Payton's expertise in accounting and business experience are valuable to the Board.

*Gregory V. Varner* (age 69) has been a director of Isabella Bank Corporation and of the Bank since 2015. Mr. Varner was the Research Director for the Michigan Bean Commission for 40 years and retired in 2019. He has advised both national and international dry bean research programs in the United States, Africa, and Central America. He received a Bachelor of Science in Agricultural Education and a Master of Science in Crop Science from Michigan State University. Mr. Varner's knowledge and years of experience in the agricultural field is an asset to the Board.

**Current Directors with Terms Ending in 2026**

*Dr. Jeffrey J. Barnes* (age 61) has been a director of the Bank since 2007 and of Isabella Bank Corporation since 2010. Dr. Barnes is a physician at L.O. Eye Care. He is a former member of the Central Michigan Community Hospital Board of Directors. Dr. Barnes' experience in business operations and management, as well as knowledge of the communities we serve, benefit the Board.

*Melinda M. Coffin* (age 49) has been a director of Isabella Bank Corporation and of the Bank since 2022. Ms. Coffin has been the CEO of Soaring Eagle Gaming Enterprises since October 2021. She received her undergraduate degree and MBA from Central Michigan University. Ms. Coffin's knowledge and experience in compliance and regulatory matters, as well as her community involvement, adds value to the Board.

*Vicki L. Rupp* (age 64) has been a director of Isabella Bank Corporation and of the Bank since 2019. Ms. Rupp retired from The Dow Chemical Company after a successful thirty-five year career in various positions, including her final position of Corporate Director of Business Services. Her experience includes specialty research and development, environmental, health and safety, global corporate service management, mergers and acquisition implementation, and organizational management. Ms. Rupp owns her own consulting company, Vicki Rupp Consulting, for companies seeking operational improvements. She served on the Saginaw Valley State University Foundation Board and the Saginaw Valley State University Board of Control from 2014-2023, serving as Board Chair and Presidential Search Team Chair the last 2 years of her service. She currently serves on the Saginaw Valley State University Foundation Executive Committee. Ms. Rupp brings experience in operations and strategic development and a commitment to community service.

Each of the directors has been engaged in their stated professions for more than five years unless otherwise stated.

**Other Executive Officers**

*David J. Reetz* (age 63), Chief Lending Officer of the Bank, has over 40 years of lending experience and has been employed by the Bank since 1987, serving in his current role since 2003. He is a past President of the Exchange Club of Isabella County, served as Treasurer of the Isabella County Co-Expo Board, and serves as a member of the Summit Clubhouse Advisory Board and the Mt. Pleasant Rotary Club.

*Peggy L. Wheeler* (age 64), Chief Operations Officer of the Bank, has been employed by the Bank since 1977. She has over 46 years of banking experience with Isabella Bank, holding various positions including customer service, accounting, Controller, and Senior Vice President of Operations. Ms. Wheeler serves on the board for the Mt. Pleasant Area Community Foundation and serves as chair of their grant review committee. She also serves on the Board for the Michigan Bankers Association Service Corporation, and RISE Advocacy.

## Proposal 2 - Ratification of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The Audit Committee engages in an annual evaluation of the independent registered public accounting firm's qualifications, assessing a wide variety of factors.

After assessing the performance and independence of Rehmann, the Corporation's current independent registered public accounting firm, the Audit Committee believes it is in the best interest of the Corporation and its shareholders to retain Rehmann. The Audit Committee has appointed Rehmann as our independent auditors for the year ending December 31, 2024. The Audit Committee seeks shareholder ratification of this appointment. Rehmann has served as our independent registered public accounting firm since 1996.

For information related to the Audit Committee's process and Rehmann's fees, refer to the "Independent Registered Public Accounting Firm" section of this report. A representative of Rehmann is expected to be present at the Annual Meeting to respond to appropriate questions from shareholders and to make any comments Rehmann believes are appropriate.

In the event shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and the Board of Directors. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Corporation and its shareholders.

**Unless otherwise instructed, validly executed proxies will be voted "FOR" this resolution.**

**We recommend that you vote FOR this proposal to ratify the appointment of Rehmann Robson LLC as our independent registered public accounting firm for the year ending December 31, 2024.**

## Corporate Governance

### Director Independence

We have adopted the director independence standards as defined under the NASDAQ listing requirements. We have determined that Dr. Jeffrey J. Barnes, Jill Bourland, Melinda M. Coffin, Thomas L. Kleinhardt, Richard L. McGuirk, Sarah R. Opperman, Chad R. Payton, Vicki L. Rupp, and Gregory V. Varner are independent directors. Jae A. Evans is not independent as he retired as President and CEO of Isabella Bank Corporation and CEO of Isabella Bank on January 4, 2024. Jerome E. Schwind is not independent as he is employed as President and CEO of Isabella Bank Corporation and CEO of Isabella Bank. Neil M. McDonnell is not independent as he is employed as Chief Financial Officer of Isabella Bank Corporation and President of Isabella Bank.

### Board Leadership Structure and Risk Oversight

Our Governance Policy provides that only directors who are deemed to be independent as set forth by the NASDAQ listing requirements and SEC rules are eligible to hold the office of chairperson. Additionally, the chairpersons of Board established committees must also be independent directors. It is our belief that having a separate chairperson and CEO best serves the interest of the shareholders. The Board elects its chairperson at the first Board meeting following the Annual Meeting. Independent members of the Board meet without inside directors at least twice per year.

Management is responsible for our day-to-day risk management and the Board's role is to engage in informed oversight. The Board utilizes committees to oversee risks associated with compensation and governance. The Isabella Bank Board of Directors is responsible for overseeing credit, investment, information technology, interest rate, and trust risks. The chairpersons of the respective boards or committees report on their activities on a regular basis.

Our Audit Committee is responsible for overseeing the integrity of our consolidated financial statements, the independent auditors' qualifications and independence, the performance of our internal audit function and those of independent auditors, our system of internal controls, our financial reporting and system of disclosure controls, and our compliance with legal and regulatory requirements and with our Code of Conduct and Business Ethics.

**Committees of the Board of Directors and Meeting Attendance**

The Board met 14 times during 2023. No current member of the Board attended less than 75% of the aggregate meetings of the Board and any committee on which such director served during 2023. The Board has an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation and Human Resource Committee.

*Audit Committee*

The Audit Committee is composed of independent directors. Information regarding the functions performed by the Audit Committee, its membership, and the number of meetings held during the year, is set forth in the "Audit Committee Report" included in this Proxy Statement. The Audit Committee is governed by a written charter approved by the Board, which is available on the Bank's website: www.isabellabank.com.

In accordance with the provisions of the Sarbanes-Oxley Act of 2002, directors Bourland and Payton met the requirements of Audit Committee Financial Expert and have been so designated. The Audit Committee also consists of directors Coffin, Kleinhardt, and Opperman (ex-officio).

*Nominating and Corporate Governance Committee*

We have a standing Nominating and Corporate Governance Committee consisting of independent directors Barnes, McGuirk, Opperman (ex-officio), and Varner. The Nominating and Corporate Governance Committee held three meetings in 2023, with all committee members attending each meeting for which they were a member. The Board has approved a Nominating and Corporate Governance Committee Charter which is available on the Bank's website: www.isabellabank.com.

The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for nomination to the Board for approval. This Committee, in evaluating nominees, including incumbent directors and any nominees put forth by shareholders, considers business experience, skills, character, judgment, leadership experience, and their knowledge of the geographical markets, business segments or other criteria the Committee deems relevant and appropriate based on the current composition of the Board. This Committee considers diversity in identifying members with respect to our geographical markets served, the industry knowledge and experience of the nominee, and community relations of the nominee.

The Nominating and Corporate Governance Committee will consider, as potential nominees, persons recommended by shareholders. Recommendations should be submitted in writing to the Secretary of the Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858 and include the shareholder's name, address and number of shares of the Corporation owned by the shareholder. The recommendation should also include the name, age, address and qualifications of the candidate. Recommendations for the 2025 Annual Meeting of Shareholders should be delivered no later than November 25, 2024. The Nominating and Corporate Governance Committee evaluates all potential director nominees in the same manner, whether the nominations are received from a shareholder, or otherwise.

*Compensation and Human Resource Committee*

The Compensation and Human Resource Committee is responsible for reviewing and recommending to the Board the compensation of directors and the compensation of the President and CEO, Bank President, and CFO, including benefit plans. This Committee consists of independent directors Bourland, Coffin, Kleinhardt, Opperman (ex-officio), and Payton. The Compensation and Human Resource Committee held five meetings during 2023 and no member attended less than 75% of the meetings. This Committee is governed by a written charter approved by the Board that is available on the Bank's website: www.isabellabank.com.

**Communications with the Board**

Shareholders may communicate with the Board by sending written communications to the attention of the Corporation's Secretary, Isabella Bank Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858. Communications will be forwarded to the Board or the appropriate committee, as soon as practicable.

**Code of Ethics**

Our Code of Conduct and Business Ethics, which is applicable to the CEO, CFO, and Controller, is available on the Bank's website: www.isabellabank.com.

## Audit Committee Report

The Audit Committee oversees the financial reporting process on behalf of the Board. The 2023 Audit Committee consisted of directors Bourland, Coffin, Kleinhardt, Opperman (ex-officio), and Payton.*

The Audit Committee is responsible for pre-approving all auditing services and permitted non-audit services by our independent auditors, or any other auditing or accounting firm, if those fees are reasonably expected to exceed 5.0% of the current year agreed upon fee for independent audit services. The Audit Committee has established general guidelines for the permissible scope and nature of any permitted non-audit services in connection with its annual review of the audit plan and reviews the guidelines with the Board.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements in the Annual Report with management including a discussion of the acceptability of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements. The Audit Committee also reviewed with management and the independent auditors, management's assertion on the design and effectiveness of our internal control over financial reporting as of December 31, 2023.

The Audit Committee reviewed with our independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America, their judgments as to the acceptability of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), including those described in Auditing Standard No. 1301, "Communications with Audit Committees", as may be modified or supplemented. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence", as may be modified or supplemented, and has discussed this issue with the independent auditors.

The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and external independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting process. The Audit Committee held five meetings during 2023.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the Securities and Exchange Commission. The Audit Committee has appointed Rehmann Robson LLC as the independent auditors for the 2024 audit.

Respectfully submitted,

Jill Bourland, Audit Committee Chairperson
Melinda M. Coffin
Thomas L. Kleinhardt
Sarah R. Opperman (ex-officio)
Chad R. Payton

* As planned, on May 9, 2023, David J. Maness retired from the Board and all committees of the Board, including the Audit Committee. Therefore, Mr. Maness did not participate in the Audit Committee's review, discussion or recommendation with respect to matters covered by the Audit Committee's report in this Proxy Statement.

# Executive Officers

Executive officers are compensated in accordance with their employment with the applicable entity. The following table shows information on compensation earned in each of the last two years ended December 31, 2023, for the CEO, CFO, and our next most highly compensated executive officer, collectively the named executive officers ("NEOs").

## Summary Compensation Table

| Name and principal position | Year | Salary ($)(1) | Bonus ($)(2) | Stock Awards ($)(3) | Change in pension value and nonqualified deferred compensation earnings ($)(4) | All other compensation ($)(5) | Total ($) |
|---|---|---|---|---|---|---|---|
| Jae A. Evans | 2023 | 504,500 | 134,400 | — | 36,863 | 56,087 | 731,850 |
| President and CEO of Isabella Bank Corporation and CEO of Isabella Bank | 2022 | 478,250 | 130,500 | 89,600 | 168 | 54,171 | 752,689 |
| Neil M. McDonnell | 2023 | 301,300 | 49,130 | — | 3,331 | 39,636 | 393,397 |
| CFO of Isabella Bank Corporation and Isabella Bank | 2022 | 289,000 | 55,137 | 36,125 | 11 | 35,146 | 415,419 |
| Jerome E. Schwind | 2023 | 382,066 | 68,093 | — | 9,465 | 49,395 | 509,019 |
| President of Isabella Bank and Vice President of Isabella Bank Corporation | 2022 | 362,321 | 68,141 | 48,065 | (26,978) | 51,056 | 502,605 |

(1) Executive officer salary includes compensation voluntarily deferred under our 401(k) plan. Director fees are also included and are displayed in the following table for each of the last two years ended December 31, 2023:

| | Director fees ($) | |
|---|---|---|
| Name | 2023 | 2022 |
| Jae A. Evans | 34,500 | 30,250 |
| Jerome E. Schwind | 34,500 | 30,250 |

(2) Includes payouts granted pursuant to the Isabella Bank Corporation Executive Cash Incentive Plan.

(3) Includes shares granted pursuant to the Isabella Bank Corporation Restricted Stock Plan disclosed as the aggregate grant date fair value of the awards computed, in accordance with ASC Topic 718.

(4) Includes the aggregate non-cash change in the actuarial present value of the noted executive's accumulated benefit under the Isabella Bank Corporation Pension Plan.

(5) For all named executives, all other compensation includes 401(k) matching contributions and auto allowance.

## Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information on the unvested shares of restricted stock pursuant to the Isabella Bank Corporation Restricted Stock Plan as of December 31, 2023:

| | | Stock awards | |
|---|---|---|---|
| Name | Grant Date | Number of shares or units of stock that have not vested (#)(1) | Market value of shares or units of stock that have not vested ($)(2) |
| Jae A. Evans | 2/16/2023(3) | — | — |
| | 3/28/2022 | 3,583 | 77,035 |
| | 4/1/2021 | 8,000 | 172,000 |
| | 6/24/2020 | 2,427 | 52,181 |
| Neil M. McDonnell | 2/16/2023(3) | — | — |
| | 3/28/2022 | 1,444 | 31,046 |
| | 4/1/2021 | 3,184 | 68,456 |
| | 6/24/2020 | 952 | 20,468 |
| Jerome E. Schwind | 2/16/2023(3) | — | — |
| | 3/28/2022 | 1,922 | 41,323 |
| | 4/1/2021 | 4,281 | 92,042 |
| | 6/24/2020 | 1,279 | 27,499 |

(1) Shares of restricted stock are subject to a three-year vesting period from the date of issuance.
(2) Based on the closing price of the Corporation's common stock as of December 31, 2023 which was $21.50.
(3) Achievement of financial performance goals in connection to the stock awards were not met in 2023.

## Pension Benefits

*Defined Benefit Pension Plan.*   We sponsor the Isabella Bank Corporation Pension Plan ("Defined Benefit Pension Plan"), a frozen defined benefit pension plan. The curtailment, which was effective March 1, 2007, froze the current participant's accrued benefits as of that date and limited participation in the plan to eligible employees as of December 31, 2006. Due to the curtailment of the plan, the number of years of credited service was frozen. As such, the years of credited service for the plan may differ from the participant's actual years of service.

Annual contributions are made to the plan as required by accepted actuarial principles, applicable federal tax laws, and to pay expenses related to operating and maintaining the plan. The amount of contributions on behalf of any one participant cannot be separately or individually computed.

Pension plan benefits are based on years of service and the employees' five highest consecutive years of compensation out of the last ten years of service, through December 31, 2006.

A participant may earn a benefit for up to 35 years of accredited service. Earned benefits are 100% vested after five years of service. Benefit payments normally start when a participant reaches age 65. A participant with more than five years of service may elect to take early retirement benefits anytime after reaching age 55. Benefits payable under early retirement are reduced actuarially for each month prior to age 65 in which benefits begin.

Under the provisions of the plan, participants are eligible for early retirement after reaching the age of 55 with at least five years of service. The early retirement benefit amount is the accrued benefit payable at normal retirement date reduced by 5/9% for each of the first 60 months and 5/18% for each of the next 60 months that the benefit commencement date precedes the normal retirement date.

*Retirement Bonus Plan.*   We sponsor the Isabella Bank Corporation Retirement Bonus Plan ("Retirement Bonus Plan"). This nonqualified plan is intended to provide eligible employees with additional retirement benefits. To be eligible, the employee needed to be an employee on January 1, 2007, and be a participant in our frozen Executive Supplemental Income Agreement. Participants were also required to be an officer with at least 10 years of service as of December 31, 2006. We have sole and exclusive discretion to add new participants to the Retirement Bonus Plan by authorizing such participation pursuant to action of the Board.

An initial amount was credited for each eligible employee as of January 1, 2007. Subsequent amounts have been credited on each allocation date thereafter as defined in the Retirement Bonus Plan. The amount of the initial allocation and the annual allocation shall be determined pursuant to the payment schedule adopted at our sole and exclusive discretion, as set forth in the Retirement Bonus Plan.

Under the provisions of the Retirement Bonus Plan, participants are eligible for early retirement upon attaining 55 years of age. There is no difference between the calculation of benefits payable upon early retirement and normal retirement; however, the participant would not receive their full benefit under early retirement.

## Nonqualified Deferred Compensation

*Directors Plan.*   Under the Isabella Bank Corporation and Related Companies Deferred Compensation Plan for Directors ("Directors Plan"), directors, including named executive officers who serve as directors, are required to invest at least 25% of their board fees in our common stock and may invest up to 100% of their earned fees based on their annual election. These amounts are reflected in footnote 1 to the Summary Compensation Table. These stock investments can be made either through deferred fees or through the purchase of shares through the Isabella Bank Corporation Stockholder Dividend Reinvestment and Employee Stock Purchase Plan ("DRIP Plan"). Deferred fees, under the Directors Plan, are converted on a quarterly basis into stock units of our common stock based on the fair value of a share of our common stock as of the relevant valuation date. Stock units credited to a participant's account are eligible for stock and cash dividends as paid. DRIP Plan shares are purchased pursuant to the DRIP Plan.

Distribution of deferred fees from the Directors Plan occurs when the participant retires from the Board or upon the occurrence of certain other events. The participant is eligible to receive distributions in the form of shares of our common stock of all of the stock units that are then in his or her account, and any unconverted cash will be converted to and rounded up to a whole share of stock and distributed, as well. Any common stock issued from deferred fees under the Directors Plan will be considered restricted stock under the Securities Act of 1933, as amended.  Common stock purchased through the DRIP Plan are not considered restricted stock under the Securities Act of 1933, as amended.

*SERP.*   Under the supplemental executive retirement plan ("SERP"), we may promise deferred compensation benefits to employees who are members of a select group of management or highly compensated employees, which may include the named executive officers.  The SERP authorizes us to make annual and discretionary credits to a participant's SERP account pursuant to a participation agreement with the participant that sets forth the amount and timing of any annual credits and the vesting, payment, "clawback" and other terms to which the credits are subject.

The SERP provides default terms that may be modified by a participant's participation agreement, including default vesting, interest and payment terms.  Under the SERP's default vesting terms, a participant is initially unvested in the participant's SERP account and becomes 100% vested upon attaining normal retirement age, retirement, involuntary separation from service without cause, death, disability or a change in control.  Special vesting rules apply to amounts that are credited after a change in control.  Under the SERP's interest rule, a participant's account balance is credited with interest annually, the rate of which may be changed and is based on Federated Investor's Institutional Money Market Management Fund yield (MMPXX) for the current plan year, updated annually.  Under the SERP's default payment terms, a participant's vested and nonforfeited account balance will be paid in a single cash lump sum within 90 days after the first to occur of the participant's separation from service (subject to a six-month delay for a "specified employee"), death, disability, or any date specified in the participant's participation agreement.  The SERP also includes restrictive covenants that restrict a participant's ability to compete with us and certain other activities.

*Executive Cash Incentive Plan*.   The Executive Cash Incentive Plan provides potential payouts for the President and CEO, Bank President, and CFO based on achievement of personal and corporate goals.  The maximum potential payouts under the plan range from 22% to 35% of the employee's annual salary and are subject to "clawback" provisions.  The Compensation and Human Resource Committee is responsible for establishing personal goals and measuring the achievement of personal goals for the President and CEO. This Committee also reviews the performance of the President and CEO. The President and CEO recommends to the Compensation and Human Resource Committee the measurement and achievement of personal and corporate goals for the Bank President and CFO.

*Restricted Stock Plan*.   The Isabella Bank Corporation Restricted Stock Plan ("RSP") is an equity-based bonus plan.  The primary purpose of the plan is to promote our growth and profitability by attracting and retaining executive officers and key employees of outstanding competence through ownership of equity that provides them with incentives to achieve corporate objectives.  The RSP authorizes the issuance of unvested restricted stock to an eligible employee with a maximum award ranging from 25% to 40% of the employee's annual salary, on a calendar year basis.  Under the RSP, the Board of Directors may grant restricted stock awards to eligible employees on an annual basis based on satisfactory achievement of performance targets and measures established by the Board of Directors.  If these grant conditions are not satisfied, then the award of

restricted shares will lapse or be adjusted appropriately, at the discretion of the Board of Directors. Restricted stock awards granted are not fully transferable or vested until certain conditions are met, as stated in the plan, and are subject to "clawback" provisions.

## Potential Payments Upon Termination or Change in Control

The estimated amounts payable to each named executive officer upon severance from employment, retirement, termination upon death or disability or termination following a change in control are described below. For all termination scenarios, the amounts assume such termination took place as of December 31, 2023.

### Any Severance of Employment

Regardless of the manner in which a named executive officer's employment terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

- Amounts accrued and vested through the Defined Benefit Pension Plan.
- Amounts accrued and vested through the Retirement Bonus Plan.
- Amounts credited and vested through the SERP.
- Amounts deferred in the Directors Plan.
- Amounts granted and vested through the Restricted Stock Plan.
- Eligible unused vacation and short-term disability pay.

### Retirement

In the event of the retirement of an executive officer, the officer would receive the benefits identified above.

### Death or Disability

In the event of death or disability of an executive officer, in addition to the benefits listed above, the executive officer will also receive payments under our life insurance plan or under our disability plan as appropriate.

### Change in Control

We currently do not have a change in control agreement with any of the executive officers. Under the SERP, each participant would become 100% vested in their SERP account upon a change in control. Under certain conditions, following a change in control, if a participant is involuntarily terminated without cause or voluntarily terminates for good reason all uncredited annual credits would be credited to his or her SERP account. If termination took place on December 31, 2023, that would have resulted in an additional credit to Jae A. Evans' SERP account of $0, Neil M. McDonnell's SERP account of $150,000, and Jerome E. Schwind's SERP account of $416,500 and a total credit for each individual of $874,663, $254,025, and $609,391, respectively.

Under the RSP, each participant would become 100% vested in their RSP account upon a change in control. Under certain conditions, following a change in control, if a participant is involuntarily terminated without cause or voluntarily terminates for good reason all nonvested shares would be fully vested. If termination took place on December 31, 2023, that would have resulted in vested shares to Jae A. Evans' RSP account of 14,010 ($301,216), Neil M. McDonnell's RSP account of 5,580 ($119,970), and Jerome E. Schwind's RSP account of 7,482 ($160,864).

## Pay Versus Performance

The following table presents certain information regarding compensation paid and certain financial performance measures in each of the last three years ended December 31, 2023, for the CEO and other NEOs as a group, as disclosed in the Summary Compensation table above.

| Year | Summary compensation table total for CEO ($) | Compensation actually paid to CEO ($)(1) | Average summary compensation table total for non-CEO NEOs ($) | Average compensation actually paid to non-CEO NEOs ($)(2) | Value of initial fixed $100 investment based on total shareholder return ($) | Net income (in thousands)($) |
|---|---|---|---|---|---|---|
| 2023 | 731,850 | 703,830 | 451,208 | 438,146 | 127 | 18,167 |
| 2022 | 752,689 | 726,436 | 459,012 | 446,772 | 131 | 22,238 |
| 2021 | 777,058 | 821,451 | 529,998 | 550,607 | 136 | 19,499 |

(1) In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total reported compensation for each year to determine the compensation actually paid:

| | | | Equity Award Adjustments | | |
|---|---|---|---|---|---|
| Year | Summary compensation table total for CEO ($) | Reported Value of Granted Equity Awards ($) | Year end fair value of outstanding and unvested equity awards granted in the year ($) | Change in fair value of outstanding and unvested equity awards granted in prior years ($) | Compensation actually paid to CEO ($) |
| 2023 | 731,850 | — | — | (28,020) | 703,830 |
| 2022 | 752,689 | (89,600) | 84,201 | (20,854) | 726,436 |
| 2021 | 777,058 | (174,000) | 204,000 | 14,393 | 821,451 |

(2) In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for each year to determine the compensation actually paid:

| | | | Equity Award Adjustments | | |
|---|---|---|---|---|---|
| Year | Average summary compensation table total for non-CEO NEOs ($) | Reported Value of Granted Equity Awards ($) | Year end fair value of outstanding and unvested equity awards granted in the year ($) | Change in fair value of outstanding and unvested equity awards granted in prior years ($) | Average compensation actually paid to non-CEO NEOs ($) |
| 2023 | 451,208 | — | — | (13,062) | 438,146 |
| 2022 | 459,012 | (42,095) | 39,551 | (9,696) | 446,772 |
| 2021 | 529,998 | (81,185) | 95,179 | 6,615 | 550,607 |

**Relationship Between Pay and Performance**

Compensation actually paid to the CEO from 2021 to 2022 decreased by $95,015, or 12%, and compensation actually paid from 2022 to 2023 decreased by $22,606, or 3%. The average compensation actually paid to the other NEOs as a group over the same periods decreased $103,835, or 19%, and $8,626, or 2%, respectively. The change in compensation actually paid for all periods was driven by a decline in stock awards, as a result of the achievement of less than 100% of the financial performance goals in connection to the stock awards and changes in the fair value of unvested awards. Over the same periods, cumulative total shareholder return decreased by 4% and 3% and net income increased by 14% and 18%, respectively.

The following graph illustrates the relationship during 2021-2023 between compensation actually paid to our CEO and average compensation actually paid to other NEOs as a group and total shareholder return ("TSR"):



The following graph illustrates the relationship during 2021-2023 between compensation actually paid to our CEO and average compensation actually paid to other NEOs as a group and net income (in thousands):



Under our cash and equity incentive plans, financial performance goals are established by the Compensation and Human Resource Committee and the Board of Directors. For 2021, 2022 and 2023, these financial measures included TSR and net income, in addition to other metrics as established by the Compensation and Human Resource Committee and the Board of Directors.

## Director Compensation

The following table summarizes the compensation of each non-employee director who served on the Board during 2023.

| Name | Fees paid in cash ($)(1) | Fees deferred under Directors Plan ($)(1) | Total fees earned ($)(2) |
|---|---|---|---|
| Dr. Jeffrey J. Barnes | — | 46,483 | 46,483 |
| Jill Bourland | 55,967 | — | 55,967 |
| Melinda M. Coffin | — | 43,350 | 43,350 |
| G. Charles Hubscher [3] | — | 19,217 | 19,217 |
| Thomas L. Kleinhardt | — | 49,350 | 49,350 |
| David J. Maness [3] | — | 16,683 | 16,683 |
| Richard L. McGuirk | 33,638 | 11,212 | 44,850 |
| Sarah R. Opperman | 59,500 | — | 59,500 |
| Chad R. Payton | 48,283 | 6,000 | 54,283 |
| Vicki L. Rupp | 6,550 | 44,800 | 51,350 |
| Gregory V. Varner | 40,500 | 13,500 | 54,000 |

[1] Directors electing to receive all fees in cash, resulting in no contributions to the Directors Plan, invest at least 25% of their board fees in our common stock under the DRIP Plan as described in our Directors Plan within the "Executive Officers" section.

[2] Includes fees for the fourth quarter of 2022 as a result of a change in the director fee payment structure.

[3] Retired from the Board effective May 9, 2023.

We paid an annual retainer of $40,000 to each non-employee director and $30,000 to each employee director of the Board during 2023. The chairperson of the Board is paid an additional retainer of $15,000, the Audit Committee chair is paid an additional retainer of $8,000, the Nominating & Corporate Governance chair is paid an additional retainer of $1,000, and the chairperson of the Compensation & Human Resource Committee is paid an additional retainer of $4,000.

Under the Directors Plan, upon a participant's retirement from the Board, or the occurrence of certain other events, the participant is eligible to receive a distribution in the form of shares of our common stock of all of the stock units that are then credited to the participant's account. The plan does not allow for cash settlement. Stock issued under the Directors Plan is restricted stock under the Securities Act of 1933, as amended.

We established a Rabbi Trust to supplement the Directors Plan. The Rabbi Trust is an irrevocable grantor trust to which we may contribute assets for the limited purpose of funding a nonqualified deferred compensation plan. Although we may not reach the assets of the Rabbi Trust for any purpose other than meeting our obligations under the Directors Plan, the assets of the Rabbi Trust remain subject to the claims of our creditors. We may contribute cash or common stock to the Rabbi Trust from time to time for the sole purpose of funding the Directors Plan. The Rabbi Trust will use any cash that we may contribute to purchase shares of our common stock on the open market.

We transferred $1,461,971 to the Rabbi Trust in 2023, which held 150,581 shares of our common stock for settlement as of December 31, 2023. As of December 31, 2023, there were 3,538 stock units credited to participants' accounts; such credits are unfunded as of such date to the extent that they are in excess of the stock and cash that has been credited to the Rabbi Trust. All amounts are unsecured claims against our general assets. The net cost of this benefit was $210,288 in 2023.

The following table displays the cumulative number of stock units of our common stock credited to the accounts of current directors pursuant to the terms of the Directors Plan as of March 15, 2024:

| Name | # of stock units credited |
|---|---|
| Dr. Jeffrey J. Barnes | 28,241 |
| Jill Bourland | 1,227 |
| Melinda M. Coffin | 3,983 |
| Jae A. Evans | 2,811 |
| Thomas L. Kleinhardt | 49,000 |
| Neil M. McDonnell [1] | — |
| Richard L. McGuirk | 939 |
| Sarah R. Opperman | 5,813 |
| Chad R. Payton | 2,064 |
| Vicki L. Rupp | 3,064 |
| Jerome E. Schwind | 13,699 |
| Gregory V. Varner | 18,527 |

[1] Director appointment effective January 31, 2024.

## Indebtedness of and Transactions with Management

Certain directors and officers and members of their families were loan customers of the Bank, or have been directors or officers of corporations, members or managers of limited liability companies, or partners of partnerships which have had transactions with the Bank. In our opinion, all such transactions were made in the ordinary course of business and were substantially on the same terms, including collateral and interest rates, as those prevailing at the same time for comparable transactions with customers not related to the Bank. These transactions do not involve more than normal risk of collectability or present other unfavorable features. Total loans to these customers were approximately $19,527,000 and $20,963,000 as of December 31, 2023 and 2022.

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 15, 2024 as to our common stock owned beneficially by persons known by us to be beneficial owners of more than 5% of our common stock.

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned | Percent of Class |
|---|---|---|
| Richard L. McGuirk | 398,566 [1] | 5.32 % |
| P.O. Box 222 | | |
| Mt. Pleasant, MI 48804 | | |

[1] Includes 381,959 shares held by McGuirk Investments LLC which Mr. McGuirk has sole investment power over.

The following table sets forth certain information as of March 15, 2024 as to our common stock owned beneficially by: 1) each director and director nominee, 2) by each NEO, and 3) by all directors, director nominees and NEOs as a group.

| Name of Owner | Number of Shares Beneficially Owned [1] | Percent of Class |
|---|---|---|
| Dr. Jeffrey J. Barnes | 9,065 | 0.12 % |
| Jill Bourland | 3,490 | 0.05 % |
| Melinda M. Coffin | — | — % |
| Jae A. Evans | 28,528 | 0.38 % |
| Thomas L. Kleinhardt | 57,122 | 0.76 % |
| Neil M. McDonnell | 2,608 | 0.03 % |
| Richard L. McGuirk | 398,566 | 5.32 % |
| Sarah R. Opperman | 17,012 | 0.23 % |
| Chad R. Payton | 4,821 | 0.06 % |
| Vicki L. Rupp | 5,224 | 0.07 % |
| Jerome E. Schwind | 7,698 | 0.10 % |
| Gregory V. Varner | 13,088 | 0.17 % |
| All Directors, nominees and Executive Officers as a Group (12) persons | 547,222 | 7.30 % |

[1] Beneficial ownership is defined by rules of the SEC and includes shares that the person has or shares voting or investment power over and shares that the person has a right to acquire within 60 days from March 15, 2024. Consequently, with respect to shares acquired under the Directors Plan, participants may not be eligible to convert their stock units to shares within 60 days from March 15, 2024 as a result of distribution elections and plan conditions. For stock units credited to each participant's account as of March 15, 2024, refer to the "Director Compensation" section of this report.

<h2 style="text-align:center">Independent Registered Public Accounting Firm</h2>

The Audit Committee has appointed Rehmann as our independent auditors for the year ending December 31, 2024.

**Fees for Professional Services Provided by Rehmann**

The following table shows the aggregate fees billed by Rehmann for the audit and other services provided for:

|  | 2023 | 2022 |
|---|---|---|
| Audit fees | $ 387,700 | $ 354,486 |
| Audit related fees | 17,500 | 24,500 |
| Tax fees | 21,085 | 21,725 |
| Total | $ 426,285 | $ 400,711 |

The audit fees were for performing the integrated audit of our consolidated annual financial statements and the internal control report related to the Federal Deposit Insurance Corporation Improvement Act, reviews of interim financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by Rehmann in connection with statutory and regulatory filings or engagements.

The audit related fees are typically for various discussions related to the adoption and interpretation of new accounting pronouncements. During 2023, this included fees for procedures related to nonrecurring regulatory filings. Also included are fees for auditing of our employee benefit plans. The tax fees were for the preparation of our state and federal income tax returns and for consultation on various tax matters.

The Audit Committee has considered whether the services provided by Rehmann, other than the audit fees, are compatible with maintaining Rehmann's independence and believes that the other services provided are compatible.

**Pre-Approval Policies and Procedures**

All non-audit services to be performed by Rehmann must be approved in advance by the Audit Committee if those fees are reasonably expected to exceed 5.0% of the current year agreed upon fee for independent audit and interim review services, so long as such services were recognized by the Corporation at the time of engagement to be non-audit services, and such services are promptly brought to the attention of the Audit Committee subsequent to completion of the audit. As permitted by SEC rules, the Audit Committee has authorized its chairperson to pre-approve audit, audit-related, tax and non-audit services, provided that such approved service is reported to the full Audit Committee at its next meeting.

As early as practicable in each calendar year, the independent auditor provides to the Audit Committee a schedule of the audit and other services that the independent auditor expects to provide or may provide during the next twelve months. The schedule will be specific as to the nature of the proposed services, the proposed fees, timing, and other details that the Audit Committee may request. The Audit Committee will by resolution authorize or decline the proposed services. Upon approval, this schedule will serve as the budget for fees by specific activity or service for the next twelve months.

A schedule of additional services proposed to be provided by the independent auditor, or proposed revisions to services already approved, along with associated proposed fees, may be presented to the Audit Committee for their consideration and approval at any time. The schedule will be specific as to the nature of the proposed service, the proposed fee, and other details that the Audit Committee may request. The Audit Committee will by resolution authorize or decline authorization for each proposed new service.

Applicable SEC rules and regulations permit waiver of the pre-approval requirements for services other than audit, review or attest services if certain conditions are met. Out of the services characterized above as audit-related, tax and other professional services, none were billed pursuant to these provisions in 2023 and 2022 without pre-approval.

## Shareholder Proposals

Any proposals which you intend to present at the next Annual Meeting must be received before November 25, 2024 to be considered for inclusion in our Proxy Statement and proxy for that meeting. Proposals should be made in accordance with Securities and Exchange Commission Rule 14a-8.

## Directors' Attendance at the Annual Meeting of Shareholders

Our directors are encouraged to attend the Annual Meeting. At the 2023 Annual Meeting, all directors were in attendance.

## Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and certain officers and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. These officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish us with copies of these reports.

During the year ended December 31, 2023, to our knowledge, there were eight (8) delinquent transactions reported: Directors Bourland, Evans, McGuirk, Opperman, Payton, Rupp, and Varner all filed one late report for one reportable transaction in January of 2023 related to director fee purchases pursuant to our Directors Plan.  Additionally, director Varner filed one late report for one reportable transaction in July of 2023 related to a director fee purchase pursuant to our Directors Plan.

## Other Matters

We will bear the cost of soliciting proxies. In addition to solicitation by mail, officers and other employees may solicit proxies by telephone or in person, without compensation other than their regular compensation.

## As to Other Business Which May Come Before the Meeting

We do not intend to bring any other business before the meeting for action. However, if any other business should be presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment on such business.

By order of the Board of Directors



Debra Campbell, Secretary

## SHAREHOLDERS' INFORMATION

**Financial Information and Annual Report on Form 10-K**

Copies of the 2023 Annual Report, Isabella Bank Corporation Annual Report on Form 10-K, and other financial information not contained herein are available on the Bank's website (www.isabellabank.com) under the Investor Relations tab, or may be obtained, without charge, by writing to:

Debra Campbell
Secretary
Isabella Bank Corporation
401 N. Main St.
Mt. Pleasant, Michigan 48858

# STOCK INFORMATION

Isabella Bank Corporation common stock is traded in the over-the-counter market. The common stock is quoted on the OTCQX tier of the OTC Markets Group, Inc.'s electronic quotation system (otcmarkets.com) under the symbol "ISBA". Other trades in the common stock occur in privately negotiated transactions from time to time of which the Corporation may have limited or no information. Current stock price and availability can be obtained by contacting Shareholder Services, Isabella Wealth, or a licensed broker.

### SHAREHOLDER SERVICES
**For more information, contact Debra Campbell**
(989) 779-6237 • 401 North Main Street, Mt. Pleasant, MI 48858
isabellabank.com –> Investor Relations

### TRANSFER AGENT
**Isabella Bank Corporation**
(989) 779-6237 • 401 North Main Street, Mt. Pleasant, MI 48858

### INVESTOR RELATIONS FIRM
**Stonegate Capital Partners, Inc.**
500 Crescent Court, Suite 370, Dallas, TX 75201
stonegateinc.com

### PUBLIC RELATIONS FIRM
**Paladin Communications**
(734) 277-5843 • 2718 Sable Court, Mt. Pleasant, MI 48858
paladincomm.net

### LEGAL COUNSEL
**Foster Swift Collins & Smith, PC**
313 South Washington Square, Lansing, MI 48933
fosterswift.com

### INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM
**Rehmann Robson LLC**
5800 Gratiot Road, Suite 201, Saginaw, MI 48638
rehmann.com

This report includes forward-looking statements. To the extent that the foregoing information refers to matters that may occur in the future, please be aware that such forward-looking statements may differ materially from actual results. Additional information concerning some of the factors that could cause materially different results is included in the sections entitled "Risk Factors" and "Forward Looking Statements" set forth in Isabella Bank Corporation's filings with the Securities and Exchange Commission, which are available from the Securities and Exchange Commission's Public Reference facilities and from its website at www.sec.gov.



## ISABELLA
## BANK
### CORPORATION

**401 NORTH MAIN STREET**
**MT. PLEASANT, MI 48858**